EXHIBIT (d)(2)(K)

Ameritas Life Insurance Corp.

TOTAL DISABILITY BENEFIT RIDER

POLICY CONTINUATION TO INSURED’S DEATH IS NOT GUARANTEED

NOTE: The disability benefit that is provided by this rider is not a "waiver of premium" benefit. The benefit amount will be credited to the policy as premiums paid during continued covered disability. On any monthly date during continued covered disability, the benefit that is paid may result in cash surrender value increases or reductions, and additional premium payments may be required to keep the policy in force.

PAYMENT OF INSURANCE. We will credit, as premium to the policy, the monthly total disability benefit stated on the policy schedule. This will be credited upon receipt of satisfactory proof that:

(1)	the insured is totally disabled; and
(2)	total disability began while this rider was in force; and
(3)	total disability has continued for six consecutive months.

The benefit will begin on the monthly date after the start of the six-month period. If total disability begins:

(1)	Before age 60: the benefit will be credited during that disability.
(2)	On or after age 60, but before age 63: the benefit will be credited only before age 65 while that disability continues.
(3)	On or after age 63, but before age 65: the benefit will be credited only during the two-year period after that disability begins and while it continues.

As used in this rider, "age 60," "age 63," and "age 65" means the annual date that is nearest the insured’s 60th, 63rd and

65th birthdays, respectively.

DEFINITION OF TOTAL DISABILITY. Total disability is a disability which:

(1)	results from bodily injury or disease; and
(2)	lasts for at least six months; and
(3)	begins before age 65; and
(4)	continuously prevents the insured from being able to engage in an occupation for pay or profit. During the first 24 months of total disability, "an occupation" means the regular occupation of the insured at the time that disability began. After the first 24 months of total disability, "an occupation" means any occupation for which the insured is or becomes reasonably suited by education, training or experience. "Occupation for pay or profit" includes being a full-time student or a homemaker, if that was the insured’s regular occupation at the time that the disability began.

Total disability is also the total and irrevocable loss, by the insured, of:

(1)	the sight of both eyes; or
(2)	the use of both hands; or
(3)	the use of both feet; or
(4)	the use of one hand and one foot.

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WRITTEN NOTICE AND PROOF OF DISABILITY. Written notice and satisfactory proof of the insured’s total disability must be given to us:

(1)	during the life of the insured; and
(2)	during the period of total disability; and
(3)	within one year after the beginning of the total disability.

Failure to give written notice and satisfactory proof within the time required will not invalidate a claim if the written notice and satisfactory proof were given as soon as was reasonably possible; however, no amount due more than one year prior to receipt of satisfactory proof by us will be paid.

Satisfactory Proof of continuance of total disability must be given to us as often as we reasonably require. After the first two years of continuous total disability, satisfactory proof will not be required more than once a year. Examination of the insured at our expense by physicians approved by us may be required as part of any proof. If proof is not given to us when required, no further benefit will be paid.

EXCLUSION AND LIMITATIONS. No benefit will be paid if disability results from, or is contributed to by:

(1)	intentionally self-inflicted injury; or
(2)	an act of declared or undeclared war while the insured is a member of any armed forces.

TERMINATION OF RIDER. This rider will terminate:

(1)	when the policy terminates; or
(2)	on the first monthly date after you give us written notice; or
(3)	on the expiry date shown on the policy schedule. However, this termination will not affect an eligible claim for disability that occurred before age 65.

CONTRACT. This rider is made a part of the policy. It is based on the application for this rider.

MONTHLY COST OF BENEFIT. We will deduct the monthly cost for this rider until it terminates.

RIDER SPECIFICATIONS. The effective date, benefit amount, and monthly cost for this rider are shown on the policy schedule.

AMERITAS LIFE INSURANCE CORP.

Secretary	President

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